UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42026

YYForce Inc.

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to this Report on Form 6-K/A (this “Amendment”), originally furnished to the U.S. Securities and Exchange Commission (the “Commission”) on October 2, 2026 (the “Original Form 6-K”), is being furnished to the Commission by YYForce Inc. (the “Company”) to include the consent of CT International LLP (the “Consent”). The Consent is attached as Exhibit 23.1 to this Amendment and is incorporated by reference herein and in the Original Form 6-K by this reference.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information contained in the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was originally furnished to the Commission.

Incorporation by Reference

This report on Form 6-K, the attached exhibits and the Original Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3, as amended (File Nos. 333-297406 and 333-286705), Form S-8 (File Nos. 333-291844, 333-284540 and 333-283532) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.
23.1	Consent of CT International LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YYForce Inc.

Date: October 5, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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